UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR
For Period Ended: June 30, 2026

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: ______________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

BOXABL Inc.

Full Name of Registrant

FG Merger II Corp.

Former Name if Applicable

5345 E. N. Belt Road

Address of Principal Executive Office (Street and Number)

North Las Vegas, NV 89115

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BOXABL Inc. (“BOXABL” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 (the “Quarterly Report”). The Company has determined that it is unable to file its Quarterly Report within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

As disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on July 23, 2026 (the “Super 8-K”), the Company (formerly known as FG merger II Corp.) consummated its previously announced business combination (the “Business Combination”) on July 17, 2026. Due to the timing of the completion of the Business Combination and the complexity of accounting associated therewith, the Company requires additional time to prepare its accounting records and schedules to enable its independent registered public accounting firm, CBIZ CPAs P.C., to complete its review of the Company’s financial statements to be contained in the Form 10-Q. It is anticipated that the Form 10-Q, along with the unaudited financial statements, will be filed within the five-day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Martin Noe Costas	(702)	500-0591
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the consummation of the Business Combination on July 17, 2026, as discussed in the Super 8-K, and the costs and expenses associated with the Business Combination during the three and six months ended June 30, 2026, the Income Statement for each of the three and six months ended June 30, 2026 are expected to reflect the following significant changes:

●

For the six months ended June 30, 2026, the Company expects to report a net loss of approximately $3.9 million, compared to net income of approximately $0.9 million for the six months ended June 30, 2025. This change was driven primarily by general and administrative expenses of approximately $4.8 million for the six months ended June 30, 2026, substantially all of which relate to legal, accounting, and advisory costs incurred in connection with the Business Combination, compared to approximately $0.2 million of general and administrative expenses for the six months ended June 30, 2025.

●	For the three months ended June 30, 2026, the Company expects to report a net loss of approximately $4.2 million, compared to net income of approximately $0.6 million for the three months ended June 30, 2025, driven by the same factors described above, with the substantial majority of Business Combination-related costs and expenses incurred during the second quarter of 2026.

Terms used but not defined herein have the meanings ascribed to them in the Super 8-K.

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BOXABL Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 14, 2026	By	/s/ Martin Noe Costas
Chief Financial Officer and
Principal Accounting Officer

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